Exhibit 16.1




May 10, 2002



Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for quepasa.com, inc. (the Company) and, under the date of February 27, 2002, we reported on the consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended. On May 3, 2002, our appointment as the Company's principal accountants was terminated. We have read the Company's statements included in
Item 4, of its Form 8-K dated May 10, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that we were dismissed pursuant to resolution of the Company's Board of Directors and that the decision to retain the services of Ehrhardt Keefe Steiner & Hottman, P.C. was approved by the Company's Board of Directors.

Very truly yours,


/s/  KPMG LLP